                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

    (Check One): [x] - Form 10-K and Form 10-KSB             [ ] - Form 11-K
                 [ ] - Form 10-Q and Form 10-QSB             [ ] - Form N-SAR

    For Period Ended:  December 31, 1996

    [ ] - Transition Report on Form 10-K
    [ ] - Transition Report on Form 20-F
    [ ] - Transition Report on Form 11-K
    [ ] - Transition Report on Form 10-Q
    [ ] - Transition Report on Form N-SAR

    For the Transition Period Ended:
                                    --------------------
--------------------------------------------------------------------------------
   Read attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

----------------------------------------------------------------------
----------------------------------------------------------------------
--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

Full Name of Registrant:        Strategic Diagnostics, Inc.
Former Name if Applicable:      Ensys Environmental Products, Inc.
Address of Principal Executive Office (Street and Number):
                                128 SANDY DRIVE
                                (Street and Number)
                                NEWARK, DELAWARE 19713
                                (City and Zip Code)

--------------------------------------------------------------------------------
PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:
(Check box if appropriate.) [X]

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report of Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period (attach extra sheets if needed).

     In 1996, the Registrant underwent substantial consolidation encompassing three formerly independent companies in addition to its acquisition of two separate product lines, the most recent activity of which was a merger that was consummated on December 30, 1996 which was the subject of a Form S-4 filed on December 9, 1996 (File No. 333-17505) and a Form 8-K filed on January 14, 1997. As a result of the Registrant's consolidation, the Registrant is in the process of transitioning its management personnel and has been experiencing unforseen delays in the integration of separate financial systems. Additionally, the Registrant has changed its independent accounting firm as of January 29, 1997. For all of these reasons, the Registrant has encountered delays in composing all of the required consolidated disclosures.

--------------------------------------------------------------------------------
PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in reqard to this notification:

RICHARD C. BIRKMEYER, PRESIDENT               (302) 456-6789
(Name)                                        (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s). [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Under generally accepted accounting principles, the consummation of the merger between EnSys Environmental Products, Inc. and the original Strategic Diagnostics Inc. (which was a privately held company) on December 30, 1996, caused the Registrant to be subject to reverse merger accounting treatment. Accordingly, the historical results that will be presented in the Registrant's future reports will be those of the original Strategic Diagnostics Inc. Due to merger-related charges of approximately $8,266,000 in 1996, the Registrant anticipates an increase in its net loss compared to the net loss of $2,993,000 incurred by EnSys Environmental Products, Inc. and a net loss of $1,226,000 incurred by original Strategic Diagnostics Inc. in 1995. The amount of net loss for 1996 has not yet been determined for the reasons set forth in Part III above.

                           STRATEGIC DIAGNOSTICS INC.
                  (Name of Registrant as specified in charter)
                  --------------------------------------------

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1997  By:/s/ Richard C. Birkmeyer
                         -----------------------------------
                         Richard C. Birkmeyer, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


--------------------------------------------------------------------------------
                                   ATTENTION

Intentional misstatements or representations of fact constitute Federal Criminal Violations (Sec 8 U.S.C. 1001)

--------------------------------------------------------------------------------